Yuengling’s Ice Cream Corporation

One Glenlake Parkway, #650,

Atlanta, Georgia 30328

Phone: 404-885-6045

May 19, 2022

Securities and Exchange Commission

Washington DC

Division of Corporation Finance,

Office of Manufacturing

Yuengling’s Ice Cream Corp (f/k/a/ Aureus, Inc.)

Offering Statement on Form 1-A (Reg. A)

Filed May 4, 2021, Amended July 14, 2021, Amended July 29, 2021,

Post Qualification Amendment No. 1 Filed on October 8, 2021, Post Qualification Amendment No. 2 filed on December 20, 2021,

Post Qualification Amendment No. 3 filed on March 4, 2022, Post Qualification Amendment No. 4 filed on April 8, 2022 and Post Qualification Amendment No. 5 filed on April 18, 2022.

File No. 024-11517

Dear Sir or Madam,

I am writing in response to the SEC’s letter dated May 13, 2022 to Yuengling’s Ice Cream Corporation (“Yuengling’s” or the “Company”) and a phone conversation between Yuengling’s attorney Anthony Newton and SEC accountant Martin James and SEC attorneys Bradley Ecker and Sherry Haywood on May 17, 2022.

Your letter referenced the Company’s proposed acquisitions of a production facility and of Revolution Desserts (“Revolution”). In addition, your letter asked the Company to provide financial statements for both proposed acquisition targets.

Yuengling’s is writing to inform you that the Letter of Intent with the production plant has expired. As a result, the Company will not proceed with this transaction.

In addition, Yuengling’s and Revolution have terminated the Definitive Agreement signed on April 30, 2022. This was primarily due to the regulatory delays in qualifying the Reg. 1-A. As a result of the termination, the Company also will not proceed with this transaction.

Because the Company is not proceeding with these transactions, Yuengling’s will file an amended Reg. 1-A document on Friday, May 20, 2022.

Please contact me if you have any questions or would like to discuss anything further.

Very truly yours,

/s/ Robert C. Bohorad
Name: Robert C. Bohorad
Title: President and Chief Executive Officer